

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 19, 2016

Daniel Buron, Chief Financial Officer
Domtar Corporation
234 Kingsley Park Drive
Fort Mill, SC 29715

   Re: **Domtar Corporation**
      Form 10-K for the Fiscal Year ended December 31, 2015
      Filed February 26, 2016
      File No. 001-33164

Dear Mr. Buron:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Financial Statements, page 50

Note 24 - Segment Disclosures, page 117

1. We note your disclosure indicating you operate in two reportable segments - Paper and Pulp, and Personal Care. Expand this disclosure to clarify whether operating segments have been aggregated. See FASB ASC paragraph 280-10-50-21.

    To the extent that operating segments have been aggregated, explain to us you basis for concluding that aggregation is appropriate, including how you have applied the aggregation criteria in FASB ASC paragraph 280-10-50-11.

2.   Tell us your operating segments and explain to us how you have identified them. As part of your response please address the following:

- Describe for us your internal management reporting process, including organization and reporting structure;

- Identify your chief operating decision maker (``CODM´´) and describe the basis for this determination;

- Identify any segment managers and describe their responsibilities;

- Describe how budgets are developed and resources are allocated throughout your organization;

- Tell us how performance of the different lines of businesses is evaluated including your pulp operations; who is held accountable for their performance; and to whom they are held accountable;

- Describe for us the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or John Cannarella, Staff Accountant at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources